Exhibit a(1)(v)

Playtika has received your election via Playtika’s Option Exchange website by which you elected to accept or reject Playtika’s offer to exchange certain outstanding stock options for restricted stock units (“RSUs”) with respect to some or all of your outstanding stock option grants, subject to the terms and conditions of the Offer to Exchange (the “Option Exchange”).

Your election has been recorded as follows:

Name:

Employee ID:

Date and Time:

Grant Date	Grant ID	Award Type	Per Share Exercise Price	Total Outstanding Shares Underlying Option Grant*	Vested Options as of 12/12/2022**	Unvested Options as of 12/12/2022**	Replacement RSUs	Election

*	This column displays the number of shares of our common stock subject to the stock option grant as of December 12, 2022 (assuming no exercise or early termination occurs, through December 12, 2022).
**

These columns display the number of vested and unvested shares of our common stock subject to the stock option grant as of December 12, 2022 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through December 12, 2022).

Note only eligible stock options that have an exercise price per share greater than the closing price per share on the completion date, which is expected to be December 12, 2022, will be eligible for exchange. Therefore, if you elect to exchange any stock options that have an exercise price that is equal to or lower than the closing price per share on the completion date, the election will be ignored.

The new RSUs will vest over three years in equal quarterly installments over the period beginning on the completion date of the option exchange, and ending on the third-anniversary of the completion date, unless you are engaged or employed by Playtika or its majority-owned subsidiaries in Finland or Romania.

If you are employed or engaged by Playtika or its majority-owned subsidiaries in Romania, your new RSUs will also vest over three years, with one-third of the new RSUs vesting on the first anniversary of the completion date, and the remaining RSUs vesting in equal quarterly installments over the two year period thereafter.

If you are employed or engaged by Playtika or its majority-owned subsidiaries in Finland, your new RSUs will also vest over three years, with one-third of the new RSUs vesting on February 1, 2024, and the remaining RSUs vesting in eight equal quarterly installments over the period commencing on the first anniversary of the completion date and ending on the third anniversary of the completion date (and, for the avoidance of doubt, the first such quarterly vesting date will be the last day of the three-month period following the first anniversary date of the completion date of the Option Exchange).

In all events, vesting is subject to continued service with us through the applicable vesting date.

Please refer to the Option Exchange documents, including Section 9 of the Offer to Exchange, for additional terms that may apply to the new RSUs.

If you change your mind regarding your election, you may change your election to accept or reject the Option Exchange with respect to some or all of your eligible stock option grants by submitting a new election. The new election must be delivered via Playtika’s Option Exchange website at www.myoptionexchange.com, no later than the completion date, currently expected to be 9:00 p.m., Pacific Time, on December 12, 2022 (unless the offer is extended).

Only elections that are properly completed, electronically signed, dated and actually received by Playtika via the Option Exchange website at www.myoptionexchange.com on or before the completion date of the Option Exchange will be accepted. Elections submitted by any other means, including hand delivery, interoffice, email, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to the support team by email at to@playtika.com.

Please note that our receipt of your election is not by itself an acceptance of your stock options for exchange. For purposes of the Option Exchange, we will be deemed to have accepted stock options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the stock option holders generally of our acceptance of stock options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Stock options accepted for exchange will be cancelled, and the new RSUs will be granted, on the cancellation date, which we presently expect will be December 12, 2022 (unless the offer is extended).

This notice does not constitute the Option Exchange. The full terms of the Option Exchange are described in (1) Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units; (2) the announcement email from Shlomi Aizenberg, Chief Operating Officer, dated November 14, 2022, announcing the Option Exchange; (3) the email to all eligible service providers with additional information about the option exchange from Playtika, dated November 15, 2022; and (4) the election terms and conditions, together with its associated instructions.

You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Playtika’s Option Exchange website at www.myoptionexchange.com, or by contacting Playtika’s Stock Administration team by email at to@playtika.com.

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